Exhibit 99.2

VASTA Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-months period ended September 30, 2023

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

CONTENT

Unaudited Condensed Interim Consolidated Financial Statements as of nine- months period ended September 30, 2023	Page
Unaudited Condensed Interim Consolidated Statements of Financial Position as of September 30, 2023 and December 31, 2022	3
Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the nine-months periods ended September 30, 2023 and 2022	5
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the nine-months periods ended September 30, 2023 and 2022	6
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the nine-months periods ended September 30, 2023 and 2022	7
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	8

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Financial Position as of September 30, 2023 and December 31, 2022

Assets	Note	September 30, 2023	December 31, 2022
Current assets
Cash and cash equivalents	7	106,757	45,765
Marketable securities	8	261,264	380,514
Trade receivables	9	472,582	649,135
Inventories	10	313,452	266,450
Prepayments		84,258	56,645
Taxes recoverable		20,808	19,120
Income tax and social contribution recoverable		18,904	17,746
Other receivables		2,093	972
Related parties – other receivables	20	-	1,759
Total current assets		1,280,118	1,438,106

Non-current assets
Judicial deposits and escrow accounts	21.b	201,433	194,859
Deferred income tax and social contribution	22	248,990	170,851
Equity accounted investees	11	77,607	83,139
Other investments and interests in entities		9,879	8,272
Property, plant and equipment	12	180,065	197,688
Intangible assets and goodwill	13	5,344,283	5,427,676
Total non-current assets		6,062,257	6,082,485

Total Assets		7,342,375	7,520,591

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Financial Position as of September 30, 2023 and December 31, 2022

Liabilities	Note	September 30, 2023	December 31, 2022
Current liabilities
Bonds	14	515,350	93,779
Suppliers	15	239,198	250,647
Reverse factoring	15	272,609	155,469
Lease liabilities	16	15,352	23,151
Income tax and social contribution payable		5,830	5,564
Salaries and social contributions	19	109,090	100,057
Contractual obligations and deferred income	17	8,302	57,852
Accounts payable for business combination and acquisition of associates	18	29,932	73,007
Other liabilities		24,802	29,630
Other liabilities - related parties	20	-	54
Total current liabilities		1,220,465	789,210

Non-current liabilities
Bonds	14	250,000	749,217
Lease liabilities	16	107,924	117,412
Accounts payable for business combination and acquisition of associates	18	571,239	552,270
Provision for tax, civil and labor losses	21.a	680,649	651,252
Other liabilities		15,180	31,551
Total non-current liabilities		1,624,992	2,101,702

Total current and non-current liabilities		2,845,457	2,890,912

Shareholder's Equity
Share capital	23.1	4,820,815	4,820,815
Capital reserve	23.3	89,995	80,531
Treasury shares	23.4	(24,792)	(23,880)
Accumulated losses		(391,683)	(247,787)
Total Shareholder's Equity		4,494,335	4,629,679

Interest of non-controlling shareholders		2,583	-

Total Shareholder's Equity		4,496,918	4,629,679

Total Liabilities and Shareholder's Equity		7,342,375	7,520,591

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the nine-months periods ended September 30, 2023, and 2022

	Note	July 01 to September 30, 2023	September 30, 2023	July 01 to September 30, 2022	September 30, 2022
Net revenue from sales and services	24	257,933	932,164	188,724	759,261
Sales		242,242	896,135	180,422	732,647
Services		15,691	36,029	8,302	26,614

Cost of goods sold and services	25	(101,161)	(375,464)	(91,855)	(301,058)

Gross profit		156,772	556,700	96,869	458,203

Operating income (expenses)
General and administrative expenses	25	(124,500)	(369,872)	(98,511)	(351,738)
Commercial expenses	25	(63,044)	(178,968)	(48,917)	(143,838)
Impairment losses on trade receivables	25	(15,369)	(26,777)	(4,692)	(17,131)
Other operating income	25	7,534	18,015	1,301	2,941
Other operating expenses	25	-	(32,968)	-	-
Share of loss equity-accounted investees	11	(2,878)	(5,532)	(2,150)	(2,150)
Loss before finance result and taxes		(41,485)	(39,402)	(56,100)	(53,713)

Finance result
Finance income	26	19,511	53,612	19,174	56,339
Finance costs	26	(74,966)	(233,536)	(68,426)	(196,291)
		(55,455)	(179,924)	(49,252)	(139,952)

Loss before income tax and social contribution		(96,940)	(219,326)	(105,352)	(193,665)

Income tax and social contribution		34,829	76,380	29,358	63,200
Current	22	(4,762)	(2,299)	1,946	(11,697)
Deferred	22	39,591	78,679	27,412	74,897

Loss for the period		(62,111)	(142,946)	(75,994)	(130,465)
Allocated to:
Controlling shareholders		(62,389)	(143,896)	(75,994)	(130,465)
Non-controlling shareholders		278	950	-	-

Loss per share (in %)
Basic	23.2	(0.74)	(1.71)	(0.91)	(1.56)
Diluted	23.2	(0.74)	(1.71)	(0.91)	(1.56)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statement of Changes in Equity for the nine-months periods ended September 30, 2023 and 2022

	Share capital		Capital reserves
	Share Capital	Share Issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares (Note 23d)	Accumulated losses	Total Shareholders' Equity/ Net Investment	Non- controlling shareholders	Total Non- controlling Shareholders' Equity/ Net Investment
Balance as of December 31, 2021	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209	-	4,665,209
Loss for the period	-	-	-	-	-	(130,465)	(130,465)	-	(130,465)
Share based compensations granted and issued	-	-	16,436	-	-	-	16,436	-	16,436
Share based compensations vested	-	-	(2,636)	2,636	-	-	-	-	-
Balance as of September 30, 2022(unaudited)	4,961,988	(141,173)	44,245	33,679	(23,880)	(323,679)	4,551,180	-	4,551,180

Balance as of December 31, 2022	4,961,988	(141,173)	46,245	34,286	(23,880)	(247,787)	4,629,679	-	4,629,679
Loss for the period	-	-	-	-	-	(143,896)	(143,896)	950	(142,946)
Share based compensations granted and issued	-	-	14,335	-	-	-	14,335	-	14,335
Restricted shares transferred	-	-	(3,644)	-	3,644	-	-	-	-
(Loss) gain on the sale of treasury shares	-	-	(1,227)	-	1,227	-	-	-	-
Repurchase shares on treasury	-	-	-	-	(5,783)	-	(5,783)	-	(5,783)
Participation non-controlling shareholders (note 5)	-	-	-	-	-	-	-	1,633	1,633
Balance as of September 30,2023 (unaudited)	4,961,988	(141,173)	55,709	34,286	(24,792)	(391,683)	4,494,335	2,583	4,496,918

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the nine-months period ended September 30, 2023, and 2022

		For the period ended September 30,
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(219,326)	(193,665)
Adjustments for:
Depreciation and amortization	12 and 13	205,948	198,841
Share of loss profit of equity-accounted investees	11	5,532	2,150
Impairment losses on trade receivables	9	26,777	17,131
Reversal for tax, civil and labor losses, net	25	(10,190)	(9,151)
Provision on accounts payable for business combination	25	23,562	-
Interest on provision for tax, civil and labor losses	26	41,313	39,639
Provision for obsolete inventories	10	19,504	27,896
Interest on bonds	14	91,361	77,636
Contractual obligations and right to returned goods		(38,080)	(12,875)
Interest on accounts payable for business combination	26	52,100	47,511
Imputed interest on suppliers	26	26,196	13,730
Bank and collection expense		-	6,056
Other financial expenses and net interest		-	(15,710)
Share-based payment expense		14,335	16,436
Interest on lease liabilities	16	10,144	10,799
Interest on marketable securities	26	(31,065)	(39,709)
Cancellations of right-of-use contracts		(2,480)	3,393
Write-off disposals of property and equipment and intangible assets	12 and 13	639	3,718
		216,270	193,826
Changes in
Trade receivables		150,983	159,242
Inventories		(78,690)	(31,994)
Prepayments		(27,551)	(14,174)
Taxes recoverable		(4,505)	(20,329)
Judicial deposits and escrow accounts		(7,025)	(9,275)
Other receivables		(1,072)	1,381
Related parties – other receivables		1,759	(509)
Suppliers		78,271	(14,090)
Salaries and social charges		8,556	43,563
Tax payable		969	6,502
Contractual obligations and deferred income		(14,236)	7,387
Other liabilities		(20,452)	(22,494)
Other liabilities - related parties		(54)	(13,901)
Cash from operating activities		303,223	285,135
Payment of interest on leases	16	(10,136)	(10,813)
Payment of interest on bonds	14	(118,901)	(92,722)
Payment of interest on business combinations	18	(8,096)	-
Income tax and social contribution paid		(944)	(2,736)
Payment of provision for tax, civil and labor losses	21	(1,247)	(1,308)
Net cash from operating activities		163,899	177,556
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(18,247)	(50,602)
Additions of intangible assets	13	(61,425)	(66,819)
Acquisition of subsidiaries net of cash acquired	-	(3,212)	(53,686)
Purchase of investment in marketable securities		(937,409)	(1,087,910)
Proceeds from investment in marketable securities		1,087,724	860,165
Net cash from (applied in) investing activities		67,431	(398,852)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase shares on treasury		(5,783)	-
Payments of loans from related parties	14	(50,885)	(254,885)
Lease liabilities paid	16	(22,541)	(20,409)
Payments of bonds and financing		-	(759)
Issuance of bonds net off issuance costs		-	250,000
Payments of accounts payable for business combination	18	(91,129)	(18,201)
Net cash applied in financing activities		(170,338)	(44,254)
Net increase (decrease) in cash and cash equivalents		60,992	(265,550)
Cash and cash equivalents at beginning of period		45,765	309,893
Cash and cash equivalents at end of period		106,757	44,343
Net increase (decrease) in cash and cash equivalents		60,992	(265,550)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1.	The Company and Basis of Presentation

1.1.	The Company

Vasta Platform Ltd., together with its subsidiaries (the Company) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31, of the same year.

The Company has built a “Platform as a Service”, solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with digital and printed content through long-term contracts with partner schools.

Since July 31, 2020, VASTA Platform Ltd. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2.	Significant events during the period

a.	Business Combination

On March 03, 2023 the Company, through its subsidiary Somos Sistemas de Ensino S.A. (“Somos”), acquired 51% interest in the capital of “Escola Start Ltda.” (“Start”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

Start is a company dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for entrance exams, including the sale of books, teaching materials, school uniforms and stationery. See note 5.

The Unaudited Condensed Interim Consolidated Financial Statements comprise the following entities, and the following shareholding ownership:

Company		Interest
	September 30, 2023	December 31, 2022
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	100%	100%
A & R Comércio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Colégio Anglo São Paulo (“Anglo”)	100%	100%
Sociedade Educacional da Lagoa Ltda. (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda. (“EMME”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	100%
Escola Start Ltda. (“Start”)	51%	-

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

2.	Basis of accounting

These interim financial statements for the nine-months period ended September 3o, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2022 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company´s financial position and performance since the last annual financial statements.

The accounting practices adopted in preparing these interim financial statements are consistent with the disclosures made in the financial statements for the year ended December 31, 2022, except for:

(i)	Change in the presentation of Operating Segment, previously presented in two segments (“Content&Edtech” and “Digital Services”), for a Single Segment. More information is presented in note 2.1.

These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousands, except as otherwise indicated.

(a)	Basis of consolidation and investments in other companies

Company			Interest
	Investment type	September 30, 2023	December 31, 2022
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	Subsidiary	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	Subsidiary	100%	100%
A & R Comércio e Serviços de Informática Ltda. (“Pluri”)	Subsidiary	100%	100%
Colégio Anglo São Paulo (“Anglo”)	Subsidiary	100%	100%
Sociedade Educacional da Lagoa Ltda. (“SEL”)	Subsidiary	100%	100%
EMME – Produções de Materiais em Multimídia Ltda. (“EMME”)	Subsidiary	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	Subsidiary	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	Subsidiary	100%	100%
Escola Start Ltda. (“Start”)	Subsidiary	51%	-
Educbank Gestão de Pagamentos Educacionais S.A.	Associate	45%	45%
Flex Flix Limited.	Investment	10%	10%

These Unaudited Condensed Interim Consolidated Financial Statements were authorized for issue by the Company’s board of directors on November 07, 2023.

2.1.	Operating Segment

The presentation of information by operating segment is consistent with the internal reporting provided to the Executive Board, which serves as the primary operational decision maker, responsible for resource allocation, performance evaluation, and strategic decision-making within the Company.

As of September 30, 2023, the Company implemented a change to its business segmentation structure. Previously, the business was divided into two primary segments: Content & Edtech and Digital Services. The decision to transition to a single reportable segment was driven by several key factors:

(i)	Internal Management Structure: The change considered the Company's internal management structure, which does not have specific leaders assigned to oversee individual business units. Instead,

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

operational and strategic decisions are made collectively and comprehensively, without distinct leaders for separate segments.

(ii)	Internal Reporting: The Company conducts rigorous result monitoring through regular meetings with senior management. This includes internal executive meetings, involving the Executive Board ("Direx"), as well as governance forums like the Financial Committee, presentations to the Audit Committee, and the Board of Directors. In a gradual process of improving its reports, the Company has been adopting, in these forums, financial results presented in a consolidated manner, without detailed disclosure of individual operations or specific business units.

(iii)	Nature of Activities: Recent changes in the Company's service provision structure have been significant, driven by the accelerated transition to digital operations in response to the impacts of the Covid-19 pandemic. This shift happened more quickly and extensively than initially anticipated. As the challenges of the pandemic were addressed, the Company evolved its business models to adopt 'hybrid' approaches, combining physical and digital interactions. Given this integrated nature of the business, segregating results into distinct segments is no longer viable.

(iv)	Structural Changes in the Company: Livro Fácil currently represents 90% of total revenue in the Digital Services segment. However, as of October 1, 2023, it is planned to incorporate Livro Fácil into the subsidiary Somos Sistemas de Ensino, which was previously part of the Content & Edtech segment. Given this structural change, it became impractical to allocate costs and expenses specifically related to Livro Fácil. Consequently, in addition to the items previously indicated the remaining companies in the Digital Services segment will represent less than 10% of total revenue and will no longer qualify as reportable segments under IFRS 8.

Based on the considerations outlined above, the Company's management has made the decision to report its results under a single operating segment ("Single Segment"). This change has already been reflected in this financial information. In accordance with IFRS 8, below we present the results by operating segment considering the new structure for nine-months period ended September 30, 2023 and 2022:

	Note	July 01 to September 30, 2023	September 30, 2023	July 01 to September 30, 2022	September 30, 2022
Net revenue from sales and services	24	257,933	932,164	188,724	759,261
Sales		242,242	896,135	180,422	732,647
Services		15,691	36,029	8,302	26,614

Cost of goods sold and services	25	(101,161)	(375,464)	(91,855)	(301,058)

Gross profit		156,772	556,700	96,869	458,203

Operating income (expenses)
General and administrative expenses	25	(124,500)	(369,872)	(98,511)	(351,738)
Commercial expenses	25	(63,044)	(178,968)	(48,917)	(143,838)
Impairment losses on trade receivables	25	(15,369)	(26,777)	(4,692)	(17,131)
Other operating income	25	7,534	18,015	1,301	2,941
Other operating expenses	25	-	(32,968)	-	-
Share of loss equity-accounted investees	11	(2,878)	(5,532)	(2,150)	(2,150)
Loss before finance result and taxes		(41,485)	(39,402)	(56,100)	(53,713)

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

3.	Use of estimates and judgements

In preparing these interim Financial Statements, Management has made judgements and estimates that affect the application of Company´ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Measurement of fair values

•       Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

•       Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•       Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in Note 5.

Fair value measurement assumptions are used for determination of expenses with Share-based Compensation, which are disclosed in Note 23.

4.	Significant accounting policies and new and not yet effective accounting standards

The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2022. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2023, or early adopted in the Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

5.	Business Combinations and investments in other companies, without majority control

5.1.	Business Combinations

Acquisitions in 2023

As mentioned in Note 1.2, on March 03, 2023, the Company acquired a 51% interest in the capital of the Escola Start Ltda. (“Start”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The total acquisition price was R$4,482, of which: (i) R$2,874 relates to the price for acquiring 51% of the equity interest, and (ii) R$1,608 for acquiring the option to purchase the remaining percentage of the interest in 2028, recognized in “Other investments and interests in entities”, on Financial Position. This amount was paid in two installments, being a fixed installment of R$4,100 in cash on the acquisition date and a variable installment of R$382, subject to price adjustment depending on the calculation of financial indicators defined in contract and corrected by 100% of the CDI. The variable portion was paid on August 18, 2023.

As mentioned above, on the same date the Company acquired a purchase option for the acquisition of the remaining shares issued by Anglo Start held by the minority shareholder, representing 49% of the share capital, as of January 2028, through which the amount of R$11,700 (“exercise price”).

The acquisitions were accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items. The following table presents the net identifiable assets acquired and liabilities assumed for business combination in 2023:

Start Anglo
Current assets
Cash and cash equivalents	888
Trade receivables	1,207
Inventories	349
Other receivables	238
Total current assets	2,682

Non-current assets
Property and equipment	796
Intangible assets	3,667
Intangible assets - Customer Portfolio	1,844
Intangible assets – Trademarks	1,823
Total non-current assets	4,463

Total Assets	7,145

Current liabilities
Contractual obligations and deferred income	2,766
Other liabilities	940
Total current liabilities	3,706

Non-current liabilities
Other liabilities	16
Tax Installments	93
Total non-current liabilities	109

Total liabilities	3,815

Net identifiable assets at fair value	3,330
Percentage acquired (51%) (A)	1,698
Total of Consideration transferred (B)	2,874
Goodwill (A-B) (note 13)	1,176

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

From the date of acquisition to September 30, 2023, Start contributed to a net revenue from sales and services in the amount of R$ 6,445, and net profit for the period in the amount of R$ 1,941.

Acquisitions in 2022

On January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed. The Company will pay a total purchase price in the amount of R$21,966, comprised of (i) R$8,854 in cash, paid on the acquisition date, (ii) R$7,638 to be paid in annual installments over the course of two years, and (iii) a variable R$5,474, with the achievement of performance linked to net revenue of the years 2023 and 2024 to be paid in three annual installments between 2023 and 2026. The net identifiable assets acquired, and liabilities assumed for each business combination in 2022 are presented in last annual financial statements.

5.2.	Investments in other companies, without majority control

Investments in 2022

On July 19, 2022, the Company completed through its wholly owned subsidiary, Somos Sistemas de Ensino S.A. (“Somos”), the acquisition of a minority investment in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”). Vasta invested a total of R$87,651, for a 45% stake in Educbank, of which R$63,814 was paid in cash, and the remaining amount of R$23,837 to be paid in four cash installments according to the growth of students served by Educbank. Vasta does not have control, but it has significant influence over Educbank.

On July 19, 2022, the Company completed through its wholly owned subsidiary, Somos Sistemas de Ensino S.A. (“Somos”), the acquisition of a minority investment in Flex Flix Limited (“Flex Flix”). Vasta invested a total of R$8,271, for a 10% stake in Flex Flix, which was fully paid in cash as of the closing date. Vasta has no control and no significant influence.

6.	Financial Risk Management

The Company has a risk management policy for regular monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

6.1.	Financial Instruments by Category

The Company holds the following financial instruments:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

	Hierarchy	September 30, 2023	December 31, 2022
Assets - Amortized cost
Cash and cash equivalents	1	106,757	45,765
Trade receivables		472,582	649,135
Other receivables		2,093	972
Related parties – other receivables		-	1,759
		581,432	697,631

Assets - Fair value through profit or loss
Marketable securities	1	261,264	380,514
Other investments and interests in entities	3	9,879	8,272
		271,143	388,786

Liabilities - Amortized cost
Bonds		765,350	842,996
Lease liabilities		123,276	140,563
Reverse factoring		272,609	155,469
Suppliers		239,198	250,647
Accounts payable for business combination and acquisition of associates		571,761	569,360
Accounts payable for business combination and acquisition of associates (i)	3	29,410	55,917
Other liabilities - related parties		-	54
		2,001,604	2,015,006

(i)	Refers to a portion of the liability remeasured based on economic activity of the acquired entity (post-closing price adjustments and call option acquired). Valuation techniques and significant unobservable inputs related to this measured are consistent with the disclosures made in the financial statements for the year ended December 31, 2022, except for the acquisition of a call option mentioned in note 5.1, presented below.

Valuation techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring level 3 fair values, as well as the significant unobservable inputs used:

Entities	Valuation technique	Significant unobservable inputs	Inter-relationship between key unobservable inputs and fair value measurement

Start Anglo	Monte Carlo Method	Revenue: 1.3x the revenue of the last twelve months prior to exercising the option will be considered.	The estimated fair value would increase (decrease) if: - The revenue is higher than expected (higher)

The Company has not disclosed the fair values of your financial instruments, because their carrying amounts approximates fair value.

6.2.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and the Group’s Board of Directors monitor such risks in line with their capital management policy objectives.

This note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process. The Company has no derivative transactions.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

a.	Market risk – cash flow interest rate risk

This risk arises from the possibility that the Company incurs losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures. Interest rates contracted are as follows:

	September 30, 2023	December 31, 2022	Interest rate
Bonds
Private bonds – 6th Issuance – series 2	-	53,688	CDI + 1.00% p.a.
Private bonds – 9th Issuance – series 2	255,167	259,843	CDI + 2.40% p.a.
Bonds – 1st Issuance – single	510,183	529,465	CDI + 2.30% p.a.
Lease liabilities	123,276	140,563	IPCA
Accounts payable for business combination and acquisition of associates	601,171	625,277	CDI
	1,489,797	1,608,836

b.	Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables), see note 9 and financial activities that include reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded. See note 9.

c.	Liquidity risk

To cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring if this credit line is offered by banks and accepted by Company suppliers. This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

Cash surplus generated by the Company is handled in short-term deposits being those investments composed by enough liquidity thus providing to the Company the appropriate commitment with the going concern presumption.

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

September 30, 2023	Less than one year	Between one and two years	Over two years	Total
Bonds (note 14)	515,350	250,000	-	765,350
Lease liabilities (note 16)	15,352	17,680	90,244	123,276
Accounts payable for business combination and acquisition of associates (note 18)	29,932	383,524	187,715	601,171
Suppliers (note 15)	239,198	-	-	239,198
Reverse factoring (note 15)	272,609	-	-	272,609
	1,072,441	651,204	277,959	2,001,604

The table below reflects the estimated interest rate based on CDI for 12 months (13.50% p.a.) and IPCA for 12 months (5.19% p.a.) extracted from BACEN (Brazilian Central Bank) on base period September 30, 2023. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of September 30, 2023:

September 30, 2023	Less than one year	Between one and two years	Over two years	Total
Bonds	584,906	283,742	-	868,648
Lease liabilities	16,148	18,597	94,923	129,668
Accounts payable for business combination and acquisition of associates	33,972	435,287	213,051	682,310
Suppliers	271,481	-	-	271,481
Reverse factoring	309,403	-	-	309,403
	1,215,910	737,626	307,974	2,261,510

d.	Capital management.

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital based on the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt. The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders, and maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy, and mitigates risks that may affect the availability of capital for Company development.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

	September 30, 2023	December 31, 2022
Net debt (i)	1,894,847	1,969,241
Total shareholders' equity	4,496,918	4,629,679
Total capitalization (ii)	2,602,071	2,660,438
Gearing ratio - % - (iii)	73%	74%

(i)	Net debt comprises financial liabilities (note 6.1) net of cash and cash equivalents.

(ii)	Refers to the difference between Shareholders’ Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

e.	Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (Base scenario) over a 12-months horizon was used, with a projected rate of 13.50% p.a. as per DI Interest Deposit rate (“CDI”), and IPCA 5.19% p.a., reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% deterioration in scenario I and 50% deterioration in scenario II, of the projected rates.

	Index - % per year	September 30, 2023	Base scenario	Scenario I	Scenario II
Financial investments	CDI	88,823	11,988	14,986	17,982
Marketable securities	CDI	261,264	35,263	44,078	52,894
		350,087	47,251	59,064	70,876

Accounts payable for business combination and acquisition of associates	CDI	(601,171)	(81,139)	(101,425)	(121,709)
Lease liabilities	IPCA	(123,276)	(6,392)	(7,990)	(9,588)
Bonds	CDI	(765,350)	(103,299)	(129,123)	(154,948)
		(1,489,797)	(190,830)	(238,538)	(286,245)
Net exposure		(1,139,710)	(143,579)	(179,474)	(215,369)
Interest rate CDI -% p.a.	-	-	13.50%	16.87%	20.25%
Interest rate IPCA -% p.a.	-	-	5.19%	6.48%	7.78%
Stressing scenarios				25%	50%

7.	Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	September 30, 2023	December 31, 2022
Cash	3	7
Bank account	17,931	6,546
Financial investments (i)	88,823	39,212
	106,757	45,765

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 103% of the annual CDI rate on September 30, 2023 (103% on December

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

31, 2022). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

8.	Marketable securities

a.	Composition

	Credit Risk	September 30, 2023	December 31,2022
Private investment fund	AAA	261,264	31,842
Private investment fund	AA	-	348,672
		261,264	380,514

The average gross yield of securities is based on 104% CDI on September 30, 2023 (104% CDI on December 31, 2022).

9.	Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	September 30, 2023	December 31, 2022
Trade receivables	525,703	711,439
Related parties (note 20)	20,269	7,177
(-) Impairment losses on trade receivables	(73,390)	(69,481)
	472,582	649,135

b.	Maturities of trade receivables

	September 30, 2023	December 31, 2022
Not yet due	288,923	563,005
Past due
Up to 30 days	39,660	19,435
From 31 to 60 days	33,359	22,637
From 61 to 90 days	20,931	12,193
From 91 to 180 days	71,993	42,169
From 181 to 360 days	40,429	31,357
Over 360 days	30,408	20,643
Total past due	236,780	148,434
Related parties (note 20)	20,269	7,177
Impairment losses on trade receivables	(73,390)	(69,481)
	472,582	649,135

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Changes on provision

The following table shows the changes in impairment losses on trade receivables for the periods ended September 30, 2023, and 2022:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

	September 30, 2023	September 30, 2022
Opening balance	69,481	46,500
Additions	33,396	17,131
Reversals	(6,619)	-
Write offs	(22,868)	(14,381)
Closing balance	73,390	49,250
10.	Inventories

The balance of this account comprises the following amounts:

a.	Composition

	September 30, 2023	December 31, 2022
Finished products (i)	213,472	151,534
Work in process	75,874	73,993
Raw materials	23,230	30,773
Imports in progress	-	347
Right to returned goods (ii)	876	9,803
	313,452	266,450

(i)	These amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

Changes in provision for losses with slow-moving inventories and net realizable value are broken down as follows:

b.	Changes in provision

	September 30, 2023	September 30, 2022
Opening balance	84,049	58,723
Additions	26,041	27,896
Reversals	(6,537)	-
Write-off inventories (i)	(22,529)	(15,490)
Closing balance	81,024	71,129

(i)	Refers substantially to physical books destroyed, previously provisioned, due to indication of damage or obsolescence caused by changes in the educational content during the school year.

11.	Equity accounted investees

a.	Composition of investments

	Investment type	Interest	Investment	Fair value	Goodwill	September 30, 2023
Educbank	Associate	45%	36,850	6,971	33,786	77,607

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

	Investment type	Interest	Investment	Fair value	Goodwill	December 31, 2022
Educbank	Associate	45%	41,485	7,868	33,786	83,139

b.	Investments without control and significant influence

Educbank
As of December 31, 2021	-
Acquisition	87,651
Equity method	(2,150)
As of September 30,2022	85,501

As of December 31, 2022	83,139
Equity method	(5,532)
As of September 30,2023	77,607

12.	Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		September 30, 2023			December 31, 2022
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
IT equipment	10% - 33%	83,285	(57,700)	25,585	80,262	(43,294)	36,968
Furniture, equipment and fittings	10% - 33%	60,538	(37,026)	23,512	60,920	(36,818)	24,102
Property, buildings and improvements	5%-20%	57,461	(44,987)	12,474	53,027	(40,381)	12,646
In progress	-	15,305	-	15,305	4,495	-	4,495
Right of use assets	12%	204,239	(101,441)	102,798	257,034	(137,948)	119,086
Land	-	391	-	391	391	-	391
Total		421,219	(241,154)	180,065	456,129	(258,441)	197,688

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2022	36,968	24,102	12,646	4,495	119,086	391	197,688
Additions	2,076	1,066	-	15,105	21,408	-	39,655
Business combinations (Note 5.1)	-	613	183	-	-	-	796
Disposals / Cancelled contracts	-	(93)	(373)	-	(13,683)	-	(14,149)
Depreciation	(13,459)	(2,176)	(4,277)	-	(24,013)	-	(43,925)
Transfers	-	-	4,295	(4,295)	-	-	-
As of September 30, 2023	25,585	23,512	12,474	15,305	102,798	391	180,065

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
Additions	34,190	13,301	657	2,454	9,618	-	60,220
Business combinations	54	12	-	7	-	-	73
Disposals / Cancelled contracts	-	(6)	-	(18)	(3,472)	-	(3,496)
Depreciation	(11,245)	(3,798)	(4,031)	-	(22,223)	-	(41,297)
Transfers	833	(378)	(455)	-	-	-	-
As of September 30, 2022	40,447	17,521	14,043	3,120	125,660	391	201,182

The Company assesses annually, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as and for the nine-months periods ended September 30, 2023 and 2022.

13.	Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		September 30, 2023			December 31, 2022
	Weighted average amortization rate	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Software	20%	324,837	(212,655)	112,182	263,433	(182,711)	80,722
Customer Portfolio	8%	1,202,000	(453,626)	748,374	1,201,074	(377,891)	823,183
Trademarks	5%	633,154	(133,198)	499,956	631,582	(112,967)	518,615
Trade Agreement	8%	243,113	(42,858)	200,255	247,622	(28,795)	218,827
Platform content production	33%	169,999	(111,643)	58,356	123,251	(74,881)	48,370
Other Intangible assets	33%	12,307	(5,029)	7,278	39,422	(32,142)	7,280
In progress	-	4,985	-	4,985	18,958	-	18,958
Goodwill	-	3,712,897	-	3,712,897	3,711,721	-	3,711,721
		6,303,292	(959,009)	5,344,283	6,237,063	(809,387)	5,427,676

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trade-marks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2022	80,722	823,183	518,615	218,827	48,370	7,280	18,958	3,711,721	5,427,676
Additions	14,693	-	-	-	40,565	-	27,669	-	82,927
Business combination (note 5.1)	-	1,844	1,823	-	-	-	-	1,176	4,843
Disposals	(172)	-	-	-	-	-	-	-	(172)
Amortization	(24,703)	(76,653)	(20,482)	(18,572)	(30,579)	(2)	-	-	(170,991)
Transfers (i)	41,642	-	-	-	-	-	(41,642)	-	-
As of September 30, 2023	112,182	748,374	499,956	200,255	58,356	7,278	4,985	3,712,897	5,344,283

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

(i)	Refers to the transfer of software implementation projects completed throughout the period, especially those related to our Plurall platform.

	Software	Customer Portfolio	Trade-marks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2021	96,044	922,105	546,277	243,495	24,294	7,282	3,991	3,694,879	5,538,367
Additions	11,725	-	-	-	41,803	19	9,672	3,600	66,819
Business combination	3,145	-	-	-	-	-	-	34,176	37,321
Disposals	-	-	-	-	-	(17)	-	(3,677)	(3,694)
Amortization	(23,623)	(76,190)	(20,482)	(18,572)	(18,627)	(50)	-	-	(157,544)
Transfers	(2,085)	1,281	-	1,353	-	(1,100)	-	551	-
As of September 30, 2022	85,206	847,196	525,795	226,276	47,470	6,134	13,663	3,729,529	5,481,269

Impairment test for goodwill

The Company performs its impairment test annually or when circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022.

There were no indications of impairment for nine-months period ended September 30, 2023 and December 31, 2022.

14.	Bonds

The balance of bonds comprises the following amounts:

	December 31, 2022	Payment of interest (i)	Payment (ii)	Interest accrued	Transaction cost of bonds	Transfers	September 30, 2023
Bonds with related parties	63,325	(40,984)	(50,885)	33,505	-	206	5,167
Bonds	30,454	(77,917)	-	57,856	779	499,011	510,183
Current liabilities	93,779	(118,901)	(50,885)	91,361	779	499,217	515,350
Bonds with related parties	250,206	-	-	-	-	(206)	250,000
Bonds	499,011	-	-	-	-	(499,011)	-
Non-current liabilities	749,217	-	-	-	-	(499,217)	250,000
Total	842,996	(118,901)	(50,885)	91,361	779	-	765,350

Emission	Payments	Interest	Principal
Private Bonds – 6th Issuance - serie 2	02/15/2023 and 08/14/2023	7,258	50,885
SEDU21 – 7th. SOMOS 2nd. Série	02/15/2023 and 08/11/2023	14,711	-
Private Bonds – 9th Issuance	08/07/2023	19,016	-
GAGL11 - Somos Sistemas	02/06/2023 and 08/07/2023	77,916	-
		118,901	50,885

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

a.	Bonds’ description

See below the bonds outstanding on September 30, 2023:

Subscriber	Related parties	Third parties
Issuance	9th	1st
Series	2nd Series	Single Series
Date of issuance	09/28/2022	08/06/2021
Maturity date	09/28/2025	07/06/2024
First payment after	36 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 2.40% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	250	500

b.	Bond’s maturities

The maturities range of these accounts, considering related and third parties are as follow:

Maturity of installments	September 30, 2023%		December 31, 2022%
In up to one year	515,350	67.3	93,779	11.1

One to two years	250,000	32.7	499,217	59.2
Two years on	-	0.0	250,000	29.7
Total non-current liabilities	250,000	32.7	749,217	88.9
	765,350	100.0	842,996	100.0

c.	Debit commitments

The maintenance of the contractual maturity of debentures at their original maturities is subject to covenants, which are calculated annually. The main assumptions adopted in this calculation are described in the Financial Statements as of December 31, 2022. Additionally, the Company complied with all debt commitments in the period applicable on December 31, 2022.

15.	Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	September 30, 2023	December 31, 2022
Local suppliers	180,419	215,593
Related parties (note 20)	49,290	13,781
Copyright	9,489	21,273
	239,198	250,647

Reverse Factoring (i)	272,609	155,469

(i)	As of September 30, 2023, the balance of reverse factoring was R$ 272,609 (R$ 155,469 as of December 31, 2022), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.09% per month (as of December 31, 2022, the weighted average was 1.27% per month) and a maximum payment term of 360 days. The balance is initially recognized net of the present value adjustment, which is subsequently recognized as a financial expense.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

16.	Lease liabilities

	September 30, 2023	September 30, 2022
Opening balance	140,563	160,542
Additions for new lease agreements	21,408	1,268
Renegotiation	-	8,350
Cancelled contracts	(16,162)	(2,592)
Interest	10,144	10,799
Payment of interest	(10,136)	(10,813)
Payment of principal	(22,541)	(20,409)
Closing balance	123,276	147,145
Current liabilities	15,352	28,426
Non-current liabilities	107,924	118,719
	123,276	147,145

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities.

The Company recognized rent expense from short-term leases and low-value assets of R$ 18,613 for the nine-months period ended September 30, 2023 (R$ 16,413 as of September 30, 2022).

17.	Contractual obligations and deferred income

	September 30, 2023	December 31, 2022
Refund liability (i)	4,809	51,533
Contract of exclusivity for processing payroll	-	587
Deferred income in leaseback agreement	3,493	4,075
Other contractual obligations	-	1,657
Current	8,302	57,852

(i)	Refers to the customer’s right to return products, as mentioned in Note 10, the Company business cycle is from October to September for each year, being the provision reduced in the end of business cycle and estimated in the fourth quarter.

18.	Accounts payable for business combination and acquisition of associates

	September 30, 2023	December 31, 2022
Pluri	-	3,653
Mind Makers	-	7,915
Livro Fácil	-	10,516
Meritt	300	300
SEL	17,425	30,267
Redação Nota 1000	4,574	6,030
EMME	8,435	10,827
Editora De Gouges	555,728	514,299
Phidelis	12,664	16,976
Educbank	2,045	24,494
	601,171	625,277
Current	29,932	73,007
Non-current	571,239	552,270
	601,171	625,277

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

The changes in the balance are as follows:

	September 30, 2023	December 31, 2022
Opening balance	625,277	532,313
Additions (i)	28,043	120,344
Cash payment	(4,100)	(80,939)
Payments in installments	(91,129)	(11,379)
Interest payment	(8,096)	(603)
Interest adjustment	52,100	65,725
Remeasurement	(924)	(184)
Closing balance	601,171	625,277

(i)	Composed of the purchase price of the company Start Anglo, in the amount of R$ 4,481 (as per note 5), and the price adjustment in the acquisition of companies, in the amount of R$ 23,562 (as per note 25), as follows: (i) increase of R$33,190 in the purchase price of Mind Makers, due to the performance of the business, considering the number of students who used the products made available by the entity in April 2023, in accordance with the 4th contractual amendment, which defined the targets for the payment of earnout, and (ii) reduction of R$9,628 in the acquisition of the company Editora de Gouges (“Eleva”), as a result of the review of the net debt provided for in the shareholder’s agreement.

The maturity years of such balances as of September 30, 2023 and December 31, 2022, are shown in the table below:

	September 30, 2023		December 31, 2022
Maturity of installments	Total	%	Total	%
In up to one year	29,932	5.0	73,007	11.7
One to two years	189,386	31.5	235,923	37.7
Two to three years	194,138	32.3	153,264	24.5
Three years on	187,715	31.2	163,083	26.1
	601,171	100.0	625,277	100.0

19.	Salaries and Social Contribution

	September 30, 2023	December 31 2022
Salaries payable	26,199	28,351
Social contribution payable (i)	24,794	25,205
Provision for vacation pay and 13th salary	37,935	21,454
Provision for profit sharing (ii)	20,162	25,047
	109,090	100,057

(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management.

20.	Related parties

The Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that belong to the Cogna Group. The effect of these transactions is reflected in the Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

The balances and transactions between the Company and its associates have been eliminated in the Company’s Unaudited Condensed Interim Consolidated Financial Statements. Additionally, the main contracts with related parties are presented in greater detail in the Consolidated Financial Statements for the year ended December 31, 2022, which did not change until the end of this quarter. The balances and transactions between related parties are shown below:

	September 30, 2023
	Other receivables	Trade receivables (Note 9)	Indemnification asset (note 21b)	Other liabilities	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	198,321	-	3,869	255,167
Editora Atica S.A.	-	15,004	-	-	43,209	-
Editora E Distribuidora Educacional S.A.	-	1,350	-	-	2,193	-
Editora Scipione S.A.	-	87	-	-	-	-
Anhanguera Educacional	-	21	-	-	-	-
Pitagoras Sistema De Educacao Superior Ltda.	-	1	-	-	-	-
Maxiprint Editora Ltda.	-	139	-	-	-	-
Saraiva Educação S.A.	-	3,197	-	-	19	-
Somos Idiomas S.A.	-	470	-	-	-	-
	-	20,269	198,321	-	49,290	255,167

	December 31, 2022
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 21b)	Other liabilities	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	180,417	-	3,828	313,531
Editora Atica S.A.	-	5,754	-	-	9,778	-
Editora E Distribuidora Educacional S.A.	1,722	19	-	-	-	-
Educação Inovação e Tecnologia S.A.	-	389	-	-	175	-
Nice Participações Ltda.	-	37	-	-	-	-
Saraiva Educação S.A.	-	749	-	-	-	-
Somos Idiomas S.A.	-	229	-	-	-	-
Others	37	-	-	54	-	-
	1,759	7,177	180,417	54	13,781	313,531

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.

	September 30, 2023				September 30, 2022
Transactions held:	Revenues	Finance costs (note 14)	Cost Sharing	Sublease	Revenues	Finance costs (note 14)	Cost Sharing	Sublease
Cogna Educação S.A.	-	33,505	-	-	-	25,315	-	-
Editora Ática S.A.	8,127	-	1,302	6,926	9,919	-	4,327	6,165
Editora E Distribuidora Educacional S.A.	665	-	-	-	-	-	22,155	-
Editora Scipione S.A.	2,605	-	-	-	1,908	-	-	-
Maxiprint Editora Ltda.	6,213	-	-	-	3,882	-	-	-
Saber Serviços Educacionais S.A.	-	-	-	-	41	-	-	-
Saraiva Educacão S.A.	2,028	-	-	2,000	3,226	-	-	1,484
Somos Idiomas Ltda.	-	-	-	429	-	-	-	1,158
SSE Serviços Educacionais Ltda.	938	-	-	-	437	-	-	-
	20,576	33,505	1,302	9,355	19,413	25,315	26,482	8,807

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

a)	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the nine-months period ended September 30, 2023, key management compensation, including charges and variable compensation amounted to R$ 4,967 (R$ 7,134 in September 30, 2022). The Audit Committee and Board of Directors were established in July 2020 as a result of the IPO.

The Key management personnel compensation expenses comprised the following:

	July 01, to September 30, 2023	July 01, to September 30, 2022
Short-term employee benefits	1,508	2,728
Share-based compensation plan	3,459	4,406
	4,967	7,134

21.	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

In connection with the acquisition of Somos Group by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings for which liabilities were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

a.	Composition

	September 30, 2023	December 31, 2022
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	659,706	623,189
Labor proceedings (ii)	20,792	27,567
Civil proceedings	151	496
Total of provision for tax, civil and labor losses	680,649	651,252

(i)	Primarily refers to income tax positions taken by Somos and the Company in connection with a corporate restructuring held by the predecessor in 2010, In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

(ii)	The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

The changes in provision for the nine-months periods ended September 30, 2023 and 2022 were as follows:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

	December 31, 2022	Additions	Reversals	Interest	Payments	September 30, 2023

Tax proceedings	623,189	-	(1,199)	37,716	-	659,706
Labor proceedings	27,567	4,195	(13,369)	3,643	(1,244)	20,792
Civil proceedings	496	106	(472)	24	(3)	151
Total	651,252	4,301	(15,040)	41,383	(1,247)	680,649

Finance expense		-	-	(41,313)
General and administrative expenses		(4,299)	14,489	-
Income tax and social contribution		-	28	-
Indemnification asset – Former owner		(2)	523	(70)
Total		(4,301)	15,040	(41,383)

	December 31, 2021	Additions	Reversals	Interest	Payments	September 30, 2022

Tax proceedings	607,084	1,019	(2,461)	38,028	(1,019)	642,651
Labor proceedings	38,159	1,773	(9,670)	1,595	(109)	31,748
Civil proceedings	1,607	212	(24)	16	(180)	1,631
Total	646,850	3,004	(12,155)	39,639	(1,308)	676,030

Finance expense		-	-	(39,639)
General and administrative expenses		(3,004)	12,155	-
Total		(3,004)	12,155	(39,639)

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	September 30, 2023	December 31, 2022
Tax proceedings	1,641	2,126
Indemnification asset – Former owner	1,471	1,801
Indemnification asset – Related parties (i)	198,321	180,417
Escrow-account	-	10,515
	201,433	194,859

(i)	Refers to an indemnification asset of the seller in connection with the acquisition of Somos by Cogna Group and recognized at the date of the business combination, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$198,321 (R$ 180,417 on December 31, 2022). This asset is indexed to CDI (Certificates of Interbank Deposits).

22.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying profit (loss) before tax for the interim reporting period by the Company’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective rate in the Unaudited Condensed Interim Consolidated Financial statements may differ from the Consolidated estimate of the effective tax rate for the annual financial statements. The Company’s effective tax rates for the period ended September 30, 2023 and 2022 were 35% and 33% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

23.	Shareholder’s Equity

23.1. Share Capital

The Company holds Class A shares (issued and sold in the IPO), in addition to Class B shares (owned by Cogna).

On September 30, 2023, the Company’s capital stock totals 83,649,887 shares (83,649,887 on December 31, 2022), of which 64,436,093 are Class B shares owned by the Cogna Group and 18,134,094 are Class A shares owned by third-parties and 1,079,700 shares Class A are held in treasury.

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Below we present the movements that occurred in the nine-months period ended September 30, 2023:

	Class A Shares (units)		Class B Shares (units)	Total
	Free float	Treasury shares (23.4)
December 31, 2022	18,213,794	1,000,000	64,436,093	83,649,887
ILP exercised	203,973	-	-	203,973
Treasury shares	-	(203,973)	-	(203,973)
Repurchase shares	(283,673)	283,673	-	-
September 30, 2023	18,134,094	1,079,700	64,436,093	83,649,887

The Company’s shareholders on September 30, 2023, are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	18,134,094	-	18,134,094
Treasury shares (Note 23.4)	1,079,700	-	1,079,700
Total (%)	23%	77%	83,649,887

23.2.	Loss per share

The basic loss per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares outstanding during the year. The Company considers as diluted loss per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	July 01, to September 30, 2023	September 30, 2023	July 01, to September 30, 2022	September 30, 2022
Loss attributable to parent company	(62,111)	(142,946)	(75,994)	(130,465)
Weighted average number of ordinary shares outstanding (thousands)	83,650	83,650	83,605	83,605
Basic and diluted loss per share – R$	(0.74)	(1.71)	(0.91)	(1.56)

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

23.3.	Capital reserve – Share-based compensation (granted)

The Company as of September 30, 2023, had two share-based compensation plans and one bonus plan paid in restricted share units, being:

a)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Statement of Profit or Loss for the nine-months period ended September 30, 2023 was R$ 12,403, being R$ 11,555 in Shareholder’s the Equity and a credit of R$ 848 as labor charges in liabilities.

b)	Bonus paid in restricted share units – “Premium recognized” – The Company granted and vested 101,798 shares on April, 2023 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares. The amount provisioned and paid was R$ 3,303 (net of withholding taxes), being R$ 2,772 in Shareholder’s the Equity and a credit of R$ 531 as labor charges in liabilities.

23.4.	Vasta’s share Repurchase Program

In 2021 the Company announced that its Board of Directors has approved its first share repurchase program, or the Repurchase Program. Under the Repurchase Program, the Company may repurchase up to 1,000,000 in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. The Company concluded the Repurchase Program on December 10, 2021, using its existing funds to finance the repurchase.

On September 30, 2023, the Company announced that its Board of Directors has approved a share repurchase program or Repurchase Program. Under the Repurchase Program, Vasta may repurchase up to US$12.500 of shares of Class A common stock in the open market, based on prevailing market prices, or in privately negotiated transactions, during a period beginning 18 September 2023, continuing until the earlier of the repurchase completion or September 30, 2024, depending on market conditions.

Considering the above information, on September 30, 2023 the Company had in balance of R$24,792 or 800,027 shares in its possession.

24.	Net Revenue from sales and Services

The breakdown of net sales of the Company for the nine-months periods ended September 30, 2023, and 2022 is shown below, revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

	July 01 to September 30, 2023	September 30, 2023	July 01 to September 30, 2022	September 30,2022

Learning Systems
Gross revenue	238,062	790,827	143,843	583,748
Discounts	(1,060)	(1,804)	(906)	(7,599)
Returns	(41,552)	(128,365)	(7,860)	(72,153)
Taxes	(1,459)	(1,621)	(43)	(256)
Net revenue	193,991	659,037	135,034	503,740

Textbooks
Gross revenue	30,831	110,681	31,934	109,358
Discounts	-	(188)	-	(441)
Returns	(13,499)	(36,447)	(8,695)	(21,541)
Taxes	(156)	(158)	-	(267)
Net revenue	17,176	73,888	23,239	87,109

Complementary Education Services
Gross revenue	7,817	93,389	4,894	63,454
Discounts	-	(226)	(1)	(1)
Returns	(4,290)	(32,150)	(1,642)	(14,957)
Taxes	(676)	(830)	(8)	(195)
Net revenue	2,851	60,183	3,243	48,301

Other services
Gross revenue	15,711	39,418	9,307	32,138
Taxes	(20)	(3,389)	(1,025)	(4,933)
Net revenue	15,691	36,029	8,282	27,205

E-commerce
Gross revenue	31,555	107,549	19,572	99,750
Returns	(2,702)	(3,430)	(737)	(5,418)
Taxes	(629)	(1,092)	91	(1,426)
Net revenue	28,224	103,027	18,926	92,906

Total
Gross revenue	323,976	1,141,864	209,550	888,448
Discounts	(1,060)	(2,218)	(907)	(8,041)
Returns	(62,043)	(200,392)	(18,934)	(114,069)
Taxes	(2,940)	(7,090)	(985)	(7,077)
Net revenue	257,933	932,164	188,724	759,261

Sales	242,242	896,135	180,422	732,647
Service	15,691	36,029	8,302	26,614
Net revenue	257,933	932,164	188,724	759,261

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

25.	Costs and Expenses by Nature

	July 01, to September 30, 2023	September 30, 2023	July 01, to September 30, 2022	September 30, 2022
Salaries and payroll charges	(78,118)	(224,043)	(69,519)	(216,692)
Depreciation and amortization	(74,308)	(214,916)	(66,949)	(198,841)
Raw materials and productions costs	(43,501)	(196,116)	(16,667)	(113,876)
Advertising and publicity	(21,211)	(65,633)	(11,715)	(51,950)
Copyright	(10,803)	(51,025)	(8,311)	(41,877)
Editorial cost	(7,852)	(37,474)	(8,369)	(28,743)
Other general, administrative, and commercial expenses, net	(7,282)	(27,713)	(12,263)	(28,399)
Impairment losses on trade receivables	(15,369)	(26,777)	(4,692)	(17,131)
Net adjustment of price in accounts payable for business combination (note 18)	-	(23,562)	-	-
Third-party services	(7,280)	(21,694)	(1,626)	(20,419)
Travel	(8,569)	(21,425)	(5,934)	(18,078)
Consulting and advisory services	(7,171)	(21,302)	(10,302)	(26,255)
Provision for obsolete inventories	(12,264)	(19,504)	(21,786)	(27,896)
Rent and condominium fees	(908)	(18,613)	(2,756)	(16,413)
Utilities, cleaning, and security	(4,555)	(12,751)	(5,267)	(16,972)
Material	(1,019)	(2,159)	(1,407)	(4,164)
Taxes and contributions	(485)	(872)	(546)	(1,076)
Income from lease and sublease agreements with related parties	3,130	9,355	3,145	8,807
Reversal for tax, civil and labor losses, net	1,025	10,190	2,290	9,151
	(296,540)	(966,034)	(242,674)	(810,824)

Cost of sales and services	(101,161)	(375,464)	(91,855)	(301,058)
Commercial expenses	(63,044)	(178,968)	(48,917)	(143,838)
General and administrative expenses	(124,500)	(369,872)	(98,511)	(351,738)
Impairment loss on accounts receivable	(15,369)	(26,777)	(4,692)	(17,131)
Other operating income	7,534	18,015	1,301	2,941
Other operating expenses	-	(32,968)	-	-
	(296,540)	(966,034)	(242,674)	(810,824)

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of nine-months period ended September 30, 2023

In thousands of R$, unless otherwise stated

26.	Finance result

	July 01, to September 30, 2023	September 30, 2023	July 01, to September 30, 2022	September 30, 2022
Finance income
Income from financial investments and marketable securities	11,432	31,065	12,905	39,709
Income finance from contingencies	6,323	18,067	5,641	14,399
Other finance income	1,756	4,480	628	2,231
	19,511	53,612	19,174	56,339
Finance costs
Interest on bonds	(30,507)	(91,361)	(25,997)	(77,636)
Interest acquisition	(17,113)	(52,100)	(17,720)	(47,511)
Imputed interest on suppliers	(11,016)	(26,196)	(5,327)	(13,730)
Bank and collection fees	(855)	(6,053)	(446)	(6,056)
Interest on provision for tax, civil and labor losses (note 21.a)	(10,199)	(41,313)	(14,052)	(39,639)
Interest on lease liabilities	(3,884)	(10,144)	(3,535)	(10,799)
Other finance costs	(1,392)	(6,369)	(1,349)	(920)
	(74,966)	(233,536)	(68,426)	(196,291)

Financial result (net)	(55,455)	(179,924)	(49,252)	(139,952)

27.	Non-cash transactions

Non-cash transactions for the nine-months period ended September 30, 2023 are: (i) Additions of right of use assets and lease liabilities in the amount of R$ 21,408 (note 16), (ii) Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 16,162 (note 16), and (iii) Accounts payable assumed in the acquisition of Escola Start, during year 2023, in the amount of R$ 1,698, net of the percentage acquired (note 5.1).

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Guilherme Melega

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Marcelo Vieira Werneck

Accountant - CRC: RJ – 091570/0-1